Exhibit 17.1

September 30, 2010

Anthony S. Loumidis
Corporate Secretary
GlenRose Instruments Inc.
45 First Avenue
Waltham, MA 02451

Dear Anthony:

I hereby resign from my position as a member of the Board of Directors and as a member of the Board’s Compensation Committee of GlenRose Instruments Inc. (or GlenRose), effective immediately. My resignation will permit me to devote additional time to fulfilling other business interests and responsibilities. I have no disagreements with the strategies being pursued or the perspectives of management at GlenRose and wish the company continued success.

Sincerely,

/s/ THEO MELAS-KYRIAZI
Theo Melas-Kyriazi